“Targeting Uranium and Gold”

NEWS RELEASE

RECONNAISSANCE DRILLING AT MORAN HEIGHTS CUTS SIGNIFICANT U3O8 –
BROAD ZONES INTERSECTED AT AREA 51

Dated: January 9, 2007	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce the latest results from the first pass reconnaissance drilling of new targets on its Central Mineral Belt, Labrador uranium property. Highlights from the latest drilling include, from Moran Heights 5.0 meters grading 0.10% U3O8 including 1.5 meters grading 0.25% U3O8. At Area 51, broad zones of mineralization grading up to 0.012% U3O8 over 24.66 meters were intersected along a 1.2 kilometer strike length. The Company is excited with the results of the 2006 reconnaissance drilling from these areas, as we have confirmed the existence of bedrock uranium mineralization coinciding with radiometric surface anomalies and will use this information to direct additional drilling in 2007. These results, along with the results from drilling at the B Zone (see News Release dated October 3, 2006) continue to demonstrate the potential of the property to host multiple uranium deposits in addition to the C Zone. The Company expects to make an announcement shortly regarding the commencement of the 2007 winter drill program.

The reconnaissance drilling of the new targets was conducted concurrent to the drilling done at the Upper C Zone to expand the uranium resource. A significant number of assay results from the Upper C Zone are still pending and will be reported in late January once all results have been returned from the analyzing laboratory. In addition, an update to the NI43-101 resource incorporating results from all drilling completed in 2006 is expected to be completed in early February.

An assay table and maps have been posted on the company website -http://www.crosshairexploration.com/s/Addenda.asp?ReportID=165542.

Moran Heights

The reconnaissance drill program at Moran Heights consisted of 2757 meters of drilling in 25 holes targeting the source of over 300 radioactive boulders. Historic grab samples of the boulders typically assayed from 0.5% to 1.0% U3O8 (maximum of 4.54% U3O8). Thirty-three grabsamples collected by Crosshair personnel averaged 0.768% U3O8 (maximum of 3.74% U3O8).The boulders are situated near the unconformity between sedimentary rocks of the Bruce River Group and mafic volcanic rocks of the Moran Lake Group, approximately 7.5 kilometers northeast of the C Zone. The geological setting at Moran Heights, including the age of the unconformity, is similar to that at the Athabascan deposits in Northern Saskatchewan.

Previous drilling by a Canico/Brinex joint venture (8 holes) failed to intersect significant uranium mineralization. However, the Crosshair holes were drilled on the basis of a new structural model and re-interpreted geology. As a result, several of the drill holes intersected significant mineralization similar in style to the previously un-sourced boulders. Summarized results include:

  5.00 meters grading 0.10% U3O8, including 1.50 meters grading 0.253% U3O8, starting at a down hole depth of 39.00 meters in hole ML-MH-04
  5.45 meters grading 0.106% U3 O8 , including 2.44 meters grading 0.204% U3 O8 , starting at a down hole depth of 36.08 meters in hole ML-MH-13
  4.43 meters grading 0.05% U3 O8 , including 1.46 meters grading 0.149% U3 O8 starting at a down hole depth of 45.61 meters in hole ML-MH-14

Preliminary uranium results have been received for all drill holes but final results for holes ML-MH-20 to 25 are pending. A complete summary of assays to date, including several wide sections having enriched copper, is posted on the Company website. An aggressive Phase 2 program designed to test the strike and dip extent of the newly discovered mineralization is being planned and will be carried out in summer 2007.

Area 51

The reconnaissance drill program at Area 51 consisted of 1438 meters in 13 drill holes testing a significant radiometric anomaly located approximately 5 kilometers north of the C Zone. The radiometric anomaly is comparable with that of the Upper C Zone, despite the considerable overburden and lack of bedrock exposure at Area 51. These drill holes represented the first drilling activity ever in this area.

The drilling consistently intersected wide zones of lower grade uranium mineralization along the entire 1.2 kilometre strike length, all of which is open to depth and along strike. The mineralized zones occur proximal to the unconformity between Archean basement rocks and the overlying Moran Lake Group. Results include up to 0.012% U3O8 over 24.66 meters (21.40 to 46.06 meters) in hole ML-A51-03 and 0.012% U3O8 over 14.43 meters(28.68 to 43.11 meters) in hole ML-A51-06. The broad widths and consistency of the mineralization at Area 51 suggest that there is strong potential for higher grade uranium mineralization in areas where favourable structures cross cut the mineralized zone along strike and to depth.

Low grade uranium deposits are being developed elsewhere such as at the Valencia deposit in Namibia (Forsys Metals) where development is being planned on a resource with an average grade of 0.022% U3O8.Further drilling at Area 51 will follow during the summer 2007 program after incorporation of all assays and a revised structural interpretation.

Madsen Lake

The reconnaissance drill program at Madsen Lake consisted of 9 holes totalling 956 meters that tested structurally controlled zones of mineralization in the central portion of the Moran Lake property. The most significant of these zones, which assayed up to 4.57% U3O8 from grabsamples, was intermittently traced along strike for 1.3 kilometres.

The best results from the drilling were returned from holes ML-MA-02 which intersected 0.048% U3O8 over 1.5 meters (21.84 to 23.34 meters) and ML-MA-05 which intersected 0.054% U3O8 over 1.5 meters (91.00 to 92.50 meters) and 0.087% U3O8 over 0.5 metres (100.58 to 101.08 meters). The geological and structural model for the Madsen Lake targets will be re-evaluated in preparation for a Phase 2 program to be implemented in 2007.

New Discovery – Dominion Zone

The Company is also pleased to announce the discovery of a potentially significant zone of mineralization, the Dominion Zone, approximately 500 meters west of the C Zone, below the unconformity, in a setting similar to the Armstrong showing 4 kilometres to the southwest. A total of eight grab samples collected over a 25 meter square area averaged 0.114% U3O8 with five of eight samples grading above 0.10% U3O8. Snow cover prevented a second visit to the new discovery, which strongly resembles the Armstrong occurrence where drilling will take place in 2007 to test surface mineralization averaging 0.303% U3O8. The presence of a new zone of mineralization in close proximity to the Upper and Lower C Zone is significant and suggests an additional mineralized environment below the unconformity.

Tim Froude, Senior Vice President of Exploration for Crosshair, a qualified person under National Instrument 43-101 supervised and directed all work associated with the sampling program. Samples are shipped in sealed bags with numbered lock ties to Eastern Analytical in Springdale, Newfoundland for preparation and assayed for Au, Cu and Ag. Eastern Analytical ships the pulps to Activation Laboratories in Ontario for U and ICP analysis.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization -Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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